FINANCIAL SOLUTIONS, INC. PROXY VOTING PROCEDURES

A. POLICY

It is the policy of the Firm not to accept the responsibility of voting shares held by its Clients by executing the proxies for those shares except when contracted to do so such as when Advising registered funds. The Firm is to take all reasonable actions to inform Clients of its Proxy Policy and to assure that Clients may vote those proxies personally.

B. OVERSIGHT OF PROXY VOTING

1. Responsibility for Chief Compliance Officer

The Chief Compliance Officer is responsible for compliance with the Proxy Policy and these Procedures .

If the Firm has by contract, accepted Proxy voting authority , the Firm is committed to minimizing conflicts of interest when voting proxies on behalf of the Firm’s clients , and strives to ensure that proxies are voted in the best interest of the client. Adviser has adopted the following voting guidelines:

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For routine matters, as the quality and depth of management is a primary factor considered when investing in an issuer, the recommendation of the issuer’s management on any issue will be given substantial weight. The position of the issuer’s management will not be supported in any situation where the Adviser assesses that it is not in the best interests of the Fund’s shareholders.

•	For non-routine matters, such proposals should be examined on a case by-case basis.

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Adviser may abstain from voting as proxy if such vote cannot be cast with commercially reasonable efforts or if Adviser deems it to be in the best interest of the Fund’s shareholders to abstain from voting a proxy.

Absent material conflicts, Adviser will determine how it should vote the proxy in accordance with the guidelines outlined above. The Adviser recognizes that it may have a conflict of interest in voting proxies on behalf. A conflict of interest, means any circumstance in which Adviser (including officers, directors , agents and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity , and, therefore , may appear to have a conflict between its own interests and the interests of the Client in how proxies of that issuer are voted.

If Adviser determines that a material conflict of interest exists, the Chief Compliance Officer will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as receiving an independent third party voting recommendation.

The Firm will provide Clients, other than registered funds, for which it has accepted Proxy voting authority copies of the Proxy voted and a written explanation of the rational utilized to determine the vote cast.

For registered funds advised by the Firm, the Firm will maintain voting records adequate to support the required Form N-PX filing, including a record of each matter for which the Fund was entitled to vote including:

•	The name of the issuer;

•	If applicable , the exchange ticker symbol of the portfolio security ;

•	If applicable, the Council on Uniform Securities Identification Procedures (“CUSIP”) number for the portfolio security;

•	The shareholder meeting date or partner vote date;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the issuer or by a security holder/partner;

•	Whether the Adviser cast a vote on behalf of the Fund on the matter;

•	How the Adviser cast its vote on behalf of the Fund (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

•	Whether the Adviser cast its vote on behalf of the Fund its vote for or against management.

2. Responsibility of Managing Principal

The President shall ensure that the Firm’s Proxy Policy is disclosed to Clients for which the firm has not accepted voting authority as described below and for ensuring that any proxies the Firm may receive are promptly forwarded to the Client prior to any voting deadline. The Managing Principal shall also ensure that the Firm complies with any state or federal proxy voting law or regulation.

C. DISCLOSURE TO CLIENTS

1. Information Required

A summary of the Firm’s Proxy Policy and Procedures shall disclose:

•	that it is the policy of the Firm not to accept the responsibility of voting shares held by its Clients;

•	that the Firm will not execute proxies for Client shares;

•	that the Firm has adopted procedures to ensure that it does not vote Client proxies; and

•	that a copy of the Firm’s Proxy Policy.and Procedures are available on request by any Client.

2. Timing of Disclosure

a. Initial Disclosure

The President shall deliver a copy of the Firm’s Proxy Policy and Procedures to all new Clients at the time of execution of the advisory contract with the Client.

b. Annual Disclosure

At least annually, the Chief Compliance Officer shall offer Clients a copy of the Firm Brochure, which contains a summary of the Firm’s Proxy Policy and Procedures.

c. Client Request

The Chief Compliance Officer shall mail a copy of the Firm’s Proxy Policy and Procedures within 10 business days to any Client who requests a copy.

D. DELIVERY OF PROXY VOTING MATERIALS

The Firm shall promptly forward to each Client any proxies or other voting materials that have been delivered to the Firm relating to securities held by that Client so that the Client can execute the proxies directly.

E. RECORD KEEPING

1. Retention of Proxy Policy and Procedures

The President shall place the current copy of the Firm’s Proxy Policy and Procedures in its Manual. All previous versions shall be placed in a file labeled “Proxy Policy and Procedures-Prior Versions”.

2. Duration of Retention

The President shall ensure that all proxy voting materials or related documents be maintained at the Firm’s principal place of business for five years.

3. Retention of Proxy Correspondence

The President shall keep a file labeled “Proxy Communications-Client Contact”. The file shall contain, in chronological order, all incoming and outgoing correspondence and a record of any Client contact related to Client proxies. The President shall also place a copy of every piece of correspondence and evidence of Client contact related to Client proxies in the appropriate Client file.

Record of Noncompliance

The President shall memorialize in a letter each instance of non-compliance with the Proxy Policy and Procedures. The letter should contain any relevant facts, reasoning and supporting documentation. Non-compliance includes, but is not limited to, the President casting a Client’s proxy ballot, improper policy disclosure or any act which does not comply with the Firm’s Proxy Policy and Procedures. The President is responsible for identifying each instance of non-compliance. The President shall place each letter in a chronological file labeled “Non-Compliance Letters”.

February 15, 2013